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Washington, D.C. 20549-6010

Attention:                                         Kevin L. Vaughn, Accounting Branch Chief

Gary Newberry, Staff Accountant

Jay Webb, Reviewing Accountant

Re:                             Mellanox Technologies, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Quarterly Period Ended June 30, 2014

Filed August 11, 2014

File No. 1-33299

Ladies and Gentlemen:

On behalf of Mellanox Technologies, Ltd. (the “Company”), we are hereby responding to the comment letter to the Company’s Form 10-Q for the quarterly period ended June 30, 2014 received on October 28, 2014 from the staff of the Commission (the “Staff”). We have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Form 10-Q for the Quarter Ended June 30, 2014

Item 4 - Controls and Procedures, page 34

Evaluation of Disclosure Controls and Procedures, page 34

1.                                      We noted disclosures herein that you “will be amending your Annual Report on Form 10-K for the year ended December 31, 2013 to reflect the conclusion by FY 2013 management that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2013”. Please advise us on the status of the referenced amendment that will reflect your reevaluation of disclosure controls and procedures and internal control over financial reporting and

November 13, 2014

revised conclusions as a result of such reevaluation. Also, confirm, if true, that the amendment will include a revised auditors’ report on internal control over financial reporting that is consistent with management’s revised conclusion that your internal control over financial reporting were not effective as of December 31, 2013. Refer to Rule 12b-20 of the Securities Exchange Act of 1934 as well as paragraph 98 of PCAOB Auditing Standard No. 5.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s independent registered public accounting firm was subject to a routine inspection by the Public Company Accounting Oversight Board (“PCAOB”) during June 2014, which included the audit of the Company’s financial statements and internal control over financial reporting as of and for the annual period ended December 31, 2013, and the Company is in the process of addressing comments as a result of that inspection.  Upon completion of this process, the Company expects to prepare an amendment to its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Amendment”), and intends to file the Amendment during the fourth quarter of 2014.  The Company respectfully directs you to the response to comment 2 below for the discussion of disclosure controls and procedures and internal control over financial reporting.

The Company confirms that the Amendment will include a revised auditors’ report that is consistent with management’s revised conclusion that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2013.

2.                                      In your amended filing, please disclose in greater detail:

•                  when and how the material weakness was identified and

•                  the specific steps that the company has taken or plans to take, if any, to remediate the material weakness.

Provide your proposed disclosure as part of this response. Refer to www.sec.gov/info/accountants/stafficreporting.pdf

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to questions raised during the PCAOB’s routine inspection of the Company’s independent registered public accounting firm, the Company’s management led by its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) reevaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013 and March 31, 2014 and internal control over financial reporting as of December 31, 2013.  As disclosed in “Part I, Item 4 — Controls and Procedures” of the Quarterly Report for the interim period ended June 30, 2014, the Company filed a Current Report on Form 8-K on August 11, 2014 in which it disclosed that its CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2013, March 31, 2014 and June 30, 2014 and management concluded

November 13, 2014

that the Company’s internal control over financial reporting was not effective as of December 31, 2013 because of a material weakness related to monitoring.  Subsequent to August 11, 2014, the Company identified the additional material weaknesses described below, and concluded that such additional material weaknesses also existed as of December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014. As a result, the CEO and CFO have concluded that the Company did not maintain effective disclosure controls and procedures as of December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014 and management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2013.

The Company will be amending Management’s Annual Report on Internal Control Over Financial Reporting included in Part II, Item 9A of its Annual Report on Form 10-K for the year ended December 31, 2013 to disclose these material weaknesses and management’s conclusion that, as a result of these material weaknesses in internal control over financial reporting, the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2013.

Material Weaknesses in Internal Control Over Financial Reporting

Management has identified the following control deficiencies that constituted material weaknesses in the Company’s internal control over financial reporting as of September 30, 2014. Management also determined that these material weaknesses existed as of December 31, 2013, March 31, 2014 and June 30, 2014:

•                  Control Environment — The Company did not maintain an effective control environment as it lacked sufficient oversight of activities related to its internal control over financial reporting. In addition, the Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience and training in internal control over financial reporting commensurate with its financial reporting requirements. As a result, this contributed to the following material weaknesses in risk assessment and monitoring.

•                  Risk Assessment — The Company did not appropriately design controls in response to the risk of misstatement. This material weakness contributed to the following control deficiencies, which are considered material weaknesses:

•                  The Company did not design, document and maintain effective controls over its period-end financial reporting processes, including controls over the preparation, analysis and review of certain significant account reconciliations required to assess the appropriateness of account balances at period-end; and controls over the preparation and review of the consolidated interim and annual financial statements, including effective controls related to identifying and accumulating all required supporting information to determine the completeness and accuracy of the consolidated financial statements and disclosures.

November 13, 2014

•                  The Company did not design, document and maintain effective controls with respect to the accounting for revenue and related accounts receivable, including maintaining effective controls to prevent or detect errors in the processing of customer transactions. Specifically, the Company had insufficient controls related to the review of the accuracy of customer order entry and pricing.

•                  The Company did not design, document and maintain effective controls with respect to the accounting for inventory and related cost of sales accounts. Specifically, its controls over perpetual inventory records, which include its cycle count and annual physical inventory programs, were not appropriately designed or executed to ensure existence, completeness and accuracy of physical inventory quantities. In addition, the Company did not appropriately design controls related to the validation of assumptions used in the calculation of the provision for excess and obsolete inventory, as well as the completeness and accuracy of the underlying data used in the calculation.

•                  Monitoring — The Company did not design and maintain effective monitoring controls related to the design and operating effectiveness of certain control activities, including certain controls involving an inherent level of complexity, subjectivity, and judgment related to the following business processes: revenue and accounts receivable, period-end financial reporting, goodwill and intangible assets, hedging, income taxes, business combinations, and stock-based compensation. Specifically, it did not maintain sufficient documentation or perform a sufficient review of certain control activities due to an insufficient complement of personnel with an appropriate level of experience, training and lines of reporting necessary to monitor control activities to allow for an effective internal control over financial reporting compliance group.

Status of Remediation Efforts

In response to the identified material weaknesses, management, with oversight from the audit committee, has dedicated significant resources and efforts to improve the Company’s control environment and to remedy the identified material weaknesses. The following actions have been taken:

•                  expanded and strengthened the internal audit organization, which reports directly to the audit committee, by hiring an Internal Audit Director as well as increasing the number of external consultants engaged by its internal audit organization;

•                  commenced a comprehensive risk assessment process to identify, design, implement, and re-evaluate the Company’s control activities related to internal control over financial reporting, including monitoring controls related to the design and operating effectiveness of certain control activities;

November 13, 2014

•                  instituted additional training programs for the Company’s world-wide finance and accounting personnel; and

•                  strengthened procedures and set guidelines for documentation of review controls throughout the Company’s domestic and international locations for consistency of application.

The Company confirms that this disclosure will also be included in the Amendment.

3.                                      Tell us your plans as they relate to any amendment of your Form 10-Q for the quarter ended March 31, 2014 to revise disclosure of management’s conclusion on your disclosure controls and procedures.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will not be amending its Quarterly Report on Form 10-Q for the interim period ended March 31, 2014 to revise disclosure of management’s conclusion on the Company’s disclosure controls and procedures as such conclusion has been disclosed in the Current Report on Form 8-K filed on August 11, 2014  and in “Part I, Item 4 — Controls and Procedures” of the Quarterly Report on Form 10-Q for the interim period ended September 30, 2014.

*                                         *                                         *

Additionally, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4662 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan C. Mendelson

Alan C. Mendelson
of LATHAM & WATKINS LLP

November 13, 2014

cc:                                Eyal Waldman, Mellanox Technologies, Ltd.

Jacob Shulman, Mellanox Technologies, Ltd.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP